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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (AMENDMENT NO. 2)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                        MONEYGRAM PAYMENT SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           7401 WEST MANSFIELD AVENUE
                            LAKEWOOD, COLORADO 80235
                                 (303) 716-6800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

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                                WITH A COPY TO:

                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated April 10, 1998 as amended on April 17, 1998 (the "Schedule 14D-9"), relating to the offer by Pine Valley Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Viad Corp (the "Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common
Stock") of MoneyGram Payment Systems, Inc. (the "Company") at a price of $17.00 per Share, net to the seller in cash.


     Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the aforementioned Schedule 14D-9.

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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED



     Item 8 is hereby amended and supplemented to add the following:



RIGHTS AGREEMENT



     On May 10, 1998, the Board of Directors of the Company declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock. The dividend is effective as of May 20, 1998 (the "Rights Record Date") with respect to stockholders of record on that date. The rights will also attach to new shares of Common Stock issued after the Rights Record Date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $50.00 per share, subject to adjustment. The Rights are to be issued under a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as Exhibit 15.



     Additionally, on May 11, 1998, the Company registered the Rights by filing with the Commission a Registration Statement on Form 8-A (the "Registration Statement") under the Securities Exchange Act of 1934, as amended.



     Attached hereto as Exhibits 15 and 16, respectively and incorporated herein by reference are copies of the Rights Agreement and a Press Release issued by the Company on May 11, 1998.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS



     Item 9 is hereby amended and supplemented to add the following:



   Exhibit 15  Rights Agreement dated as of May 10, 1998, between the Company and BankBoston, N.A., as Rights
               Agent, including a Form of Right Certificate as Exhibit A and a Summary of Rights as Exhibit B
               (incorporated herein, by reference to Exhibit 4 of the Registration Statement on Form 8-A filed with the Commission on May 11, 1998.)
   Exhibit 16  Press Release issued by the Company dated May 11, 1998.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MoneyGram Payment Systems, Inc.

                                          By: /s/ ANDREA M. KENYON
                                            ------------------------------------
                                            Name: Andrea M. Kenyon
                                            Title: General Counsel and Secretary


Dated: May 12, 1998


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                                 EXHIBIT INDEX


EXHIBIT NO.
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
 Exhibit 1*  Agreement and Plan of Merger dated as of April 4, 1998 among the Parent, the Purchaser and the Company.
 Exhibit 2*  Letter dated April 10, 1998, from the Chairman of the Board and Chief Executive Officer to the stockholders of the
             Company.
 Exhibit 3*  Joint Press Release issued by Parent and the Company dated
             April 6, 1998.
 Exhibit 4*  Joint Press Release issued by Parent and the Company dated
             April 10, 1998.
 Exhibit 5*  Opinion of Morgan Stanley dated April 4, 1998 (included as
             Annex II to this Statement).*
 Exhibit 6*  Confidentiality Agreement between Parent and the Company dated February 11, 1998.
 Exhibit 7*  1996 Stock Option Plan of the Company (incorporated herein by reference to Exhibit 10.7 of the 1997 10-K).
 Exhibit 8*  1996 Broad-Based Stock Option Plan (incorporated herein by reference to Exhibit 10.8 of the 1997 10-K).
 Exhibit 9*  Executive Retention Plan, dated May 15, 1997, as amended to date (incorporated by reference to Exhibit 10 of the
             Company's Quarterly Report on Form 10Q for the quarter ended
             June 30, 1997).
Exhibit 10*  Complaint filed in Taam v. Calvano et. al., Court of
             Chancery of the State of Delaware in and for New Castle
             County, April 9, 1998.
Exhibit 11*  Complaint filed in Harbor v. Calvano et. al., Court of
             Chancery of the State of Delaware in and for New Castle
             County, April 9, 1998.
Exhibit 12*  Amended Class Action Complaint filed in Taam Associates Inc.
             v. Calvano et. al., C.A. No. 16305-NC and Harbor Finance
             Partners v. Calvano et. al., C.A. No. 16306-NC, Court of
             Chancery of the State of Delaware and for New Castle County,
             April 14, 1998.
Exhibit 13*  Motion for Preliminary Injunction filed in Taam Associates
             Inc. v. Calvano et. al., C.A. No. 16305-NC and Harbor
             Finance Partners v. Calvano et. al., C.A. No. 16306-NC,
             Court of Chancery of the State of Delaware and for New
             Castle County, April 14, 1998.
Exhibit 14*  Motion for Expedited Proceedings filed in Taam Associates
             Inc. v. Calvano et. al., C.A. No. 16305-NC and Harbor
             Finance Partners v. Calvano et. al., C.A. No. 16306-NC,
             Court of Chancery of the State of Delaware and for New
             Castle County, April 14, 1998.
Exhibit 15*  Rights Agreement dated as of May 10, 1998, between the
             Company and BankBoston, N.A., as Rights Agent, including a
             Form of Rights Certificate as Exhibit A and a Summary of
             Rights as Exhibit B (incorporated herein by reference to
             Exhibit 4 of the Registration Statement on Form 8-A filed
             with the Commission on May 11, 1998).
 Exhibit 16  Press Release issued by the Company dated May 11, 1998.
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* Previously filed.

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